UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

9/F, Tower A, Dongjin International Center

Huagong Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Exhibit Index

Exhibit	Description
99.1	Press Release: Kaixin Auto Holdings Announces Unaudited First Half 2023 Financial Results
99.2	Kaixin Auto Holdings Unaudited Consolidated Financial Statements for the First Half of 2023
99.3	Reconciliation of Non-GAAP Results of Operations Measures to the Comparable GAAP Financial Measures

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Auto Holdings

Date: November 3, 2023	By:	/s/ Yi Yang
Name: Yi Yang
Title: Chief Financial Officer